Mail Stop 4561   March 17, 2009

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
2170 West State Road 434
Suite 100
Longwood, FL 32779

        Re: Jesup & Lamont, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 5, 2009
               File No. 001-31292

Dear Mr. Wojnowski, Jr.:

        This is to advise you that we have conducted only a limited review of your filing.
Based on that limited review, we have the following comments.

Compensation of Directors and Officers and Related Matters

1.   We note that you have provided disclosure for the fiscal years ended December
      31, 2007 and 2006; however, you have not provided disclosure for the fiscal year
      ended December 31, 2008. Please revise to provide the disclosure required by
      Item 8 of Schedule 14A and Item 402 of Regulation S-K for the fiscal year ended
      December 31, 2008.

Proposal No. 6

Approval of a Compensation Plan…

2.   It is not clear why you have not provided the material terms to the compensation
      plan subject to this proposal. Please revise to ensure this proposal complies with
      the disclosure requirements in Item 10 of Schedule 14A. For example only, we
      note that you have not included disclosure regarding the total number of shares to
      be issued under the plan, the class of persons eligible to participate in the plan, the
      approximate number of people in each class, and basis for participation.

Donald A Wojnowski, Jr., Chief Executive Officer
Jesup & Lamont, Inc.
March 17, 2009
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3386.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Stephen A. Zelnick, Esquire